

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 9, 2010

Jack R. Lazar
Chief Financial Officer
Atheros Communications, Inc.
5480 Great America Parkway
Santa Clara, California 95054-3644

> **Re:** **Atheros Communications, Inc.**
> **Annual Report on Form 10-K**
> **Filed on February 13, 2009**
> **File No. 000-50534**

Dear Mr. Lazar:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation

Cash Bonuses, page 16

1. While we note your response to prior comment 2, please note that if you omit the corporate performance objectives in reliance upon Instruction 4 to Regulation S-K Item 402(b), you are required to provide us with a detailed explanation that supports your position. As mentioned in prior comment 1, you may refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations for guidance in preparing your response. Merely stating that you will disclose the corporate performance objectives if (i) the cash bonuses that

relate to such objectives are paid; and (ii) relate to measures derived from financial statement line items or other publicly disclosed figures does not satisfy your disclosure obligation under Regulation S-K Item 402(b)(2)(v). Therefore, we reissue the comment.

*   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3637 with any questions regarding this comment.

Sincerely,

Jay Mumford
Senior Attorney